                                                                  Exhibit 99(a)

                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1995

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Certain investments in joint ventures or other entities in which the Company or its subsidiaries have a 50 percent or less interest are recorded using the equity method or the cost method. For additional information regarding investments and advances, see Notes 1(j) and 4.

         All significant intercompany transactions and balances are eliminated in consolidation.

  (B) SYSTEM OF ACCOUNTS AND EFFECTS OF REGULATION. HL&P, the principal subsidiary of the Company, maintains its accounting records in accordance with the FERC Uniform System of Accounts. HL&P's accounting practices are subject to regulation by the Utility Commission, which has adopted the FERC Uniform System of Accounts.

         As a result of its regulated status, HL&P follows the accounting policies set forth in SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," which allows a utility with cost-based rates to defer certain costs in concert with rate recovery that would otherwise be expensed. In accordance with this statement, HL&P has deferred certain costs pursuant to rate actions of the Utility Commission and is recovering or expects to recover such costs in electric rates charged to customers. The regulatory assets are included in other assets on the Company's Consolidated and HL&P's Balance Sheets. The regulatory liabilities are included in deferred credits on the Company's Consolidated and HL&P's Balance Sheets. The following is a list of significant regulatory assets and liabilities reflected on the Company's Consolidated and HL&P's Balance Sheets:

                                                                                      December 31, 1995
                                                                                       -----------------
                                                                                      (Millions of Dollars)

         Deferred plant costs - net . . . . . . . . . . . . . . . . . . . . . . .             $613
         Malakoff investment  . . . . . . . . . . . . . . . . . . . . . . . . . .              233
         Regulatory tax asset - net . . . . . . . . . . . . . . . . . . . . . . .              229
         Unamortized loss on reacquired debt  . . . . . . . . . . . . . . . . . .              121
         Deferred debits. . . . . . . . . . . . . . . . . . . . . . . . . . . . .              137
         Unamortized investment tax credit. . . . . . . . . . . . . . . . . . . .             (392)
         Accumulated deferred income taxes - regulatory tax asset . . . . . . . .              (80)

         If as a result of changes in regulation or competition, HL&P's ability to recover these assets and/or liabilities would not be assured, then pursuant to SFAS No. 71 and to the extent that such regulatory assets or liabilities ultimately were determined not to be recoverable, HL&P would be required to write off or write down such assets or liabilities.

  (C) ELECTRIC PLANT. HL&P capitalizes at cost all additions to electric plant, betterments to existing property and replacements of units of property. Cost includes the original cost of contracted services, direct labor and material, indirect charges for engineering supervision and similar overhead items and AFUDC. Customer payments for construction reduce additions to electric preferred stock. The Company has recorded its investment in these securities at a combined fair value of approximately $1 billion on the Company's Consolidated Balance Sheet. Investment in the Time Warner common stock is considered an "available-for-sale" equity security under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Consequently, the Company excludes unrealized net changes in the fair value of Time Warner common stock (exclusive of dividends and write downs) from earnings and, until realized, reports such changes as a net amount in the shareholders' equity section of the balance sheet. Investment in the Time Warner convertible preferred stock (which is not subject to the requirements of SFAS No. 115, since it is a non-publicly traded equity security) is accounted for under the cost method.

         The securities held in the Company's nuclear decommissioning trust are classified as "available-for-sale" and, in accordance with SFAS No. 115, are reported at fair value which at December 31, 1995 approximates cost ($44.5 million as of December 31, 1995) on the Company's Consolidated and HL&P's Balance Sheets under deferred debits and deferred credits. Any unrealized gains or losses are accounted for in accordance with SFAS No. 71 as a regulatory asset/liability and reported on the Company's Consolidated and HL&P's Balance Sheets as a deferred debit.

  (K) FUEL STOCK. Gas inventory (at average cost) was $12.1 million at December 31, 1995. Coal, lignite, and oil inventory balances recorded at last-in, first-out, were $22.2 million, $12.1 million, and $13.3 million, respectively.

  (L) RECLASSIFICATION. Certain amounts from the previous years have been reclassified to conform to the 1995 presentation of financial statements. Such reclassifications do not affect earnings.

  (M) NATURE OF OPERATIONS. The Company is a holding company operating principally in the electric utility business. HL&P is engaged in the generation, transmission, distribution and sale of electric energy. HL&P's service area covers a 5,000 square mile area in the Texas Gulf Coast, including Houston. Another subsidiary of the Company, HI Energy, participates in domestic and foreign power generation projects and invests in the privatization of foreign electric utilities. The business and operations of HL&P account for substantially all of the Company's income from continuing operations and common stock equity.

  (N) USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)      JOINTLY-OWNED NUCLEAR PLANT

  (A) HL&P INVESTMENT. HL&P is the project manager (and one of four co-owners) of the South Texas Project, which consists of two 1,250 megawatt nuclear generating units. HL&P has a 30.8 percent interest in the project and bears a corresponding share of capital and operating costs associated with the project. As of December 31, 1995, HL&P's investment in the South Texas Project and in nuclear fuel, including AFUDC, was $2.0 billion (net of $439 million plant accumulated depreciation) and $75.1 million (net of $142 million nuclear fuel amortization), respectively.

  (B) REGULATORY PROCEEDINGS AND LITIGATION. Between June 1993 and February 1995, the South Texas Project was listed on the United States Nuclear Regulatory Commission's (NRC) "watch list" of plants with weaknesses that warrant increased NRC regulatory attention. In February 1995, the NRC removed the South Texas Project from its "watch list."

         In February 1994, the City of Austin (Austin), one of the four co-owners of the South Texas Project, filed suit against HL&P (Austin Litigation). Trial of that suit, which began in March 1996 is pending in the 11th District Court of Harris County, Texas. Austin alleges that the outages at the South Texas Project from early 1993 to early 1994 were due to HL&P's failure to perform obligations it owed to Austin under the Participation Agreement among the four co-owners of the South Texas Project (Participation Agreement). Austin also asserts that HL&P breached certain undertakings voluntarily assumed by HL&P on behalf of the co-owners under the terms of the NRC Operating Licenses and Technical Specifications relating to the South Texas Project.

         Under amended pleadings in the Austin Litigation, Austin claims it suffered damages of at least $120 million due to increased operating and maintenance costs, the cost of replacement power and lost profits on wholesale transactions that did not occur. Although HL&P and the Company do not believe there is merit to Austin's claims, no assurance can be given as to the ultimate outcome of this matter.

         In May 1994, the City of San Antonio (San Antonio), another co-owner of the South Texas Project, intervened in the litigation filed by Austin against HL&P and asserted claims similar to those asserted by Austin. Although San Antonio has not specified the damages sought in its complaint, expert reports filed in the litigation have indicated that San Antonio's claims may be in excess of $228 million. On February 29,1996, San Antonio announced that it was taking a nonsuit on its claims in the Austin Litigation in order to pursue settlement discussions with HL&P concerning those claims, as well as separate claims for unspecified damages previously asserted by San Antonio against HL&P with respect to the construction of the South Texas Project, which construction claims are the subject of a request for arbitration under the Participation Agreement. In order to preserve its litigation claims pending the outcome of settlement negotiations, San Antonio refiled its lawsuit in the 152nd District Court of Harris County, Texas. While neither the Company nor HL&P believes there is merit to San Antonio's claims either in the pending litigation or in the arbitration proceeding, there can be no assurance as to the ultimate outcome of those matters, nor can there be an assurance as to the ultimate outcome of the settlement discussions. If a settlement is reached, it is possible, among other things, that such resolution could require in the near term a charge to earnings from continuing operations, but it is not anticipated that any such resolution would be material to the Company's or HL&P's financial position, liquidity or ability to meet their respective cash requirements stemming from operating, capital expenditures and financing activities.

  (C) NUCLEAR INSURANCE. HL&P and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses. This coverage consists of $500 million in primary property damage insurance and excess property insurance in the amount of $2.25 billion. Under the excess property insurance (which became effective in November 1995), HL&P and the other owners of the South Texas Project are subject to assessments, the maximum aggregate assessment under current policies being $25.8 million during any one policy year. The application of the proceeds of such property insurance is subject to the priorities established by the NRC regulations relating to the safety of licensed reactors and decontamination operations.

         Pursuant to the Price Anderson Act (Act), the maximum liability to the public for owners of nuclear power plants, such as the South Texas Project, was $8.92 billion as of December 1995. Owners are required under the Act to insure their liability for nuclear incidents and protective evacuations by maintaining the maximum amount of financial protection available from private sources and by maintaining secondary financial protection through an industry retrospective rating plan.
         The
         assessment of deferred premiums provided by the plan for each nuclear incident is up to $75.5 million per reactor subject to indexing for inflation, a possible 5 percent surcharge (but no more than $10 million per reactor per incident in any one year) and a 3 percent state premium tax. HL&P and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan.

         There can be no assurance that all potential losses or liabilities will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on HL&P's and the Company's financial condition and results of operations.

  (D) NUCLEAR DECOMMISSIONING. In accordance with the Rate Case Settlement, HL&P contributes $14.8 million per year to a trust established to fund HL&P's share of the decommissioning costs for the South Texas Project. For a discussion of securities held in the Company's nuclear decommissioning trust, see Note 1(j). In May 1994, an outside consultant estimated HL&P's portion of decommissioning costs to be approximately $318 million (1994 dollars). The consultant's calculation of decommissioning costs for financial planning purposes used the DECON methodology (prompt removal/dismantling), one of the three alternatives acceptable to the NRC, and assumed deactivation of Unit Nos. 1 and 2 upon the expiration of their 40-year operating licenses. While the current and projected funding levels presently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning, changes in regulatory and accounting requirements, changes in technology and changes in costs of labor, materials and equipment.

(3)      RATE MATTERS

         The Utility Commission has original (or in some cases appellate) jurisdiction over HL&P's electric rates and services. In Texas, Utility Commission orders may be appealed to a District Court in Travis County, and from that Court's decision an appeal may be taken to the Court of Appeals for the 3rd District at Austin (Austin Court of Appeals). Discretionary review by the Supreme Court of Texas may be sought from decisions of the Austin Court of Appeals. In the event that the courts ultimately reverse actions of the Utility Commission, such matters are remanded to the Utility Commission for action in light of the courts' orders. On remand, the Utility Commission's action could range from granting rate relief substantially equal to the rates previously approved to reducing the revenues to which HL&P was entitled during the time the applicable rates were in effect, which could require a refund to customers of amounts collected pursuant to such rates.

  (A) 1995 RATE CASE. In August 1995, the Utility Commission unanimously approved the Rate Case Settlement, which resolved HL&P's 1995 rate case (Docket No. 12065) as well as a separate proceeding (Docket No. 13126) regarding the prudence of operation of the South Texas Project. Subject to certain changes in existing regulation or legislation, the Rate Case Settlement precludes HL&P from seeking rate increases until after December 31, 1997. HL&P began recording the effects of the Rate Case Settlement in the first quarter of 1995. The Rate Case Settlement reduced HL&P's earnings for 1995 by approximately $100 million.

            The after-tax effects in 1995 of the Rate Case Settlement are as follows:

                                                                                      Year Ended
                                                                                   December 31, 1995
                                                                                   -----------------
                                                                                 (Millions of Dollars)
            Reduction in base revenues  . . . . . . . . . . . . . . . . . . .            $  52
            South Texas Project write-down  . . . . . . . . . . . . . . . . .               33
            One-time write-off of mine-related costs  . . . . . . . . . . . .                6
            Other expenses  . . . . . . . . . . . . . . . . . . . . . . . . .                9
                                                                                          ----
                      Total Rate Case Settlement effect on net income . . . .             $100
                                                                                          ====

         The Rate Case Settlement gives HL&P the option to write down up to $50 million ($33 million after-tax) per year of its investment in the South Texas Project through December 31, 1999. The parties to the Rate Case Settlement agreed that any such write-down will be treated as a reasonable and necessary expense during routine reviews of HL&P's earnings and any rate review proceeding initiated against HL&P. In accordance with the Rate Case Settlement, HL&P recorded a $50 million pre-tax write-down in 1995 of its investment in the South Texas Project which is included in the Company's Statements of Consolidated Income and HL&P's Statements of Income in depreciation and amortization expense. In 1995, HL&P also began accruing its share of decommissioning expense for the South Texas Project at an annual rate of $14.8 million (a $9 million per year increase over 1994).

         As required by the Rate Case Settlement, HL&P will begin in 1996 to amortize its $153 million investment in certain lignite reserves associated with the canceled Malakoff project. These amortizations will equal approximately $22 million per year. As a result of this additional amortization, HL&P's remaining investment in Malakoff ($233 million at December 31, 1995) will be fully amortized no later than December 31, 2002. During the second quarter of 1995, HL&P recorded a one-time pre-tax charge of $9 million incurred in connection with certain Malakoff mine-related costs that were not previously recorded and were not recoverable under the terms of the Rate Case Settlement. Issues concerning the prudence of expenditures related to Malakoff were deferred until a subsequent rate case.

         In Docket No. 8425, the Utility Commission allowed recovery of certain costs associated with Malakoff by allowing HL&P to amortize these costs over ten years. Such recoverable costs are not included in rate base and, as a result, no return on investment is being earned during the recovery period. The $28 million unamortized balance of these costs at December 31, 1995 is included in the $233 million discussed above and is to be amortized over the following 54 months.

         In anticipation of the Rate Case Settlement, the Company and HL&P recorded in the fourth quarter of 1994 a one-time, pre-tax charge of approximately $70 million to reconcilable fuel revenues, an amount which HL&P agreed as a part of the Rate Case Settlement was not recoverable from ratepayers.

  (B) RATE CASE APPEALS. Pursuant to the Rate Case Settlement, HL&P and the other parties to that settlement have dismissed their pending appeals of previous Utility Commission orders. As a result of that action or subsequent judicial action, the Utility Commission's orders have become final in Docket No. 9850 (involving HL&P's 1991 rate case) and in Docket Nos. 8230 and 9010 (involving deferred accounting). Two appeals of other orders, by parties who did not join in the Rate Case Settlement, remain pending: review of Docket No. 8425 (HL&P's 1988 rate case), and review of Docket No. 6668 (the Utility Commission's inquiry into the prudence of the planning and construction of the South Texas Project). The appeal from the order in Docket No. 8425 concerns (i) the treatment as "plant held for future use" of certain costs associated with the Malakoff generating station and (ii) the treatment by HL&P of certain tax savings associated with federal income tax deductions for expenses not included in cost of service for ratemaking purposes. The appeal is currently pending before the Texas Supreme Court.

         Review of the Utility Commission's order in Docket No. 6668 is pending before a Travis County district court. In that order the Utility Commission determined that $375.5 million of HL&P's $2.8 billion investment in the South Texas Project had been imprudently incurred. That ruling was incorporated into HL&P's 1988 and 1991 rate cases. Unless the order is modified or reversed on appeal, the amount found imprudent by the Utility Commission will be sustained.

(4)      INVESTMENTS IN FOREIGN AND NON-REGULATED ENTITIES

  (A) GENERAL. HI Energy sustained net losses of $33 million, $6 million and $2 million in 1995, 1994 and 1993, respectively. Development costs for 1995 were approximately $14 million. The majority of costs in 1994 and 1993 were related to project development activities.

  (B) FOREIGN INVESTMENTS. Houston Argentina S.A. (Houston Argentina), a subsidiary of HI Energy, owns a 32.5 percent interest in Compania de Inversiones en Electricidad S.A. (COINELEC), an Argentine holding company which acquired a 51 percent interest in Empresa Distribuidora de La Plata S.A. (EDELAP), an electric utility company operating in La Plata, Argentina and surrounding regions. Houston Argentina's share of the purchase price was approximately $37.4 million. Such investment was in the form of (i) a capital contribution of $27.6 million to COINELEC and (ii) a loan to COINELEC in the aggregate principal amount of $9.8 million. HI Energy has also entered into support agreements with two financial institutions pursuant to which HI Energy has agreed to make additional cash contributions or subordinated loans to COINELEC or pay COINELEC's lenders up to a maximum aggregate of $6.6 million in the event of a default by COINELEC of its commitments to such financial institutions. Subsequent to the acquisition, the generating assets of EDELAP were transferred to Central Dique S.A., an Argentine Corporation, 51 percent of the stock of which is owned by COINELEC. HI Energy's portion of EDELAP and Central Dique S.A. earnings was approximately $1 million in both 1995 and 1994.

         In January 1995, HI Energy acquired for $15.7 million a 90 percent ownership interest in an electric utility operating company located in a rural province in the north central part of Argentina. The utility system serves approximately 116,000 customers in an area of 136,000 square kilometers. HI Energy's share of net losses from this investment for 1995 was $3.6 million substantially all of which was due to non-recurring severance costs.

         In 1995, HI Energy invested approximately $7 million in a cogeneration project being developed in San Nicolas, Argentina and approximately $5 million in a coke calcining project being developed in the state of Andhra Pradesh, India. These projects had no earnings impact in 1995.

         HI Energy estimates that its commitment in 1996 for the Argentine cogeneration project will be approximately $31 million and that its share of the 1996 commitment for the coke calcining project will be approximately $3 million. HI Energy has entered into a support agreement in favor of the International Finance Corporation (IFC) under the terms of which HI Energy has agreed to provide one of its subsidiaries (HIE Rain), which is an investor in the coke calcining project, with sufficient funds to meet certain funding obligations of HIE Rain under agreements with the IFC. The maximum aggregate funding commitment of HI Energy under this support agreement is approximately $18 million, of which approximately $16 million is to support contingent obligations of HIE Rain and the balance of which is additional equity to be contributed to the coke calcining project.

  (C) ILLINOIS WASTE TIRE-TO-ENERGY PROJECTS. HI Energy is a subordinated lender to two waste tire-to-energy projects being developed by Ford Heights and Fulton, respectively, located in the state of Illinois. HI Energy also owns a $400,000 equity interest (20 percent) in Ford Heights. Both projects were being developed in reliance on the terms of the Illinois Retail Rate Law, enacted in 1987, to encourage development of energy production facilities for the disposal of solid waste by providing an operating subsidy to qualifying projects. In March 1996, the Governor of Illinois signed into law legislation which purports to repeal the subsidy provided to most of such energy production facilities, including the two waste tire-to-energy projects in which HI Energy has invested. A lawsuit has been filed on behalf of the Ford Heights and Fulton projects challenging, among other things, the constitutionality of the repeal and its retroactive application to the two waste tire-to-energy projects. On March 26, 1996, the Ford Heights project filed a voluntary petition seeking protection under the federal bankruptcy laws. The ability of the two waste tire-to-energy projects to meet their debt obligations is dependent upon the projects continuing to receive the operating subsidy under the Retail Rate Law. The terms of the public bonds issued by the Ford Heights and Fulton projects are non-recourse to the Company and HI Energy.

         In response to the actions taken by the state of Illinois, the Company has established a valuation allowance of $28 million ($18 million after-tax), which amount reflects the combined amounts lent on a subordinated basis to the Ford Heights and Fulton projects. In addition to amounts funded through March 26, 1996, HI Energy also is party to two separate Note Purchase Agreements committing it, under certain circumstances, to acquire up to (i) $3 million in aggregate principal amount of additional subordinated notes from the Ford Heights project and (ii) $17 million in aggregate principal amount of additional subordinated notes from the Fulton project. The Company has entered into a support agreement under which it has agreed to provide additional funds to HI Energy to enable it to honor its obligations under the two Note Purchase Agreements. The Company is unable to predict the ultimate effect of these developments on HI Energy's remaining funding commitments under these Note Purchase Agreements; however, in the Company's opinion it is unlikely that the majority of the additional unfunded subordinated debt provided for in the Fulton Note Purchase Agreement would be required to be funded unless construction activities with respect to the Fulton project are recommenced at some future date. If HI Energy becomes obligated to advance additional funds under the Note Purchase Agreements, the Company could be required to increase the amount of the valuation allowance, which would result in additional charges to earnings.

(5)      COMMON STOCK

  (A) STOCK DISTRIBUTION. The Company effected a two-for-one stock split in the form of a common stock distribution on December 9, 1995. All prior periods have been restated for consistency to reflect the stock distribution in terms of number of common shares outstanding and the per share amounts for earnings, dividends and market price. The nominal consideration established by the Board of Directors for the common stock distributed ($.01 per share) is reflected as a deduction from retained earnings in the Company's Statements of Consolidated Retained Earnings.

  (B) DIVIDENDS. The timing of the Company's Board of Directors' declaration of dividends changed resulting in five quarterly dividend declarations in 1993. All dividends declared in 1993 have been included in 1993 common stock dividends on the Company's Statements of Consolidated Retained Earnings. The Company paid four regular quarterly dividends in 1993 aggregating $1.50 per share, after restatement for the two-for-one stock split, on its common stock shares.

  (C) LONG-TERM INCENTIVE COMPENSATION PLANS. The Company has Long-Term Incentive Compensation Plans (LICP) providing for the issuance of stock incentives (including performance-based restricted shares and stock options) to key employees of the Company, including officers.
         As of December 31, 1995, 29 current and former employees participated in the plans. A maximum of five million shares of common stock may be issued under the LICP. Beginning one

         Following are the Company's tax effects of temporary differences attributable to continuing operations resulting in deferred tax assets and liabilities:

                                                                                              December 31,
                                                                                  ---------------------------------
                                                                                       1995                1994
                                                                                  --------------      -------------
                                                                                         (Thousands of Dollars)
  Deferred Tax Assets:
      Alternative minimum tax   . . . . . . . . . . . . . . . . . . . . . . .       $   46,516         $   66,707
      IRS audit assessment  . . . . . . . . . . . . . . . . . . . . . . . . .           74,966             74,966
      Disallowed plant cost - net   . . . . . . . . . . . . . . . . . . . . .           22,687             23,496
      Other     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           96,628             83,740
                                                                                    ----------         ----------
           Total deferred tax assets - net  . . . . . . . . . . . . . . . . .          240,797            248,909
                                                                                    ----------         ----------
  Deferred Tax Liabilities:
      Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,391,573          1,336,035
      Deferred plant costs - net  . . . . . . . . . . . . . . . . . . . . . .          200,028            207,746
      Regulatory assets - net   . . . . . . . . . . . . . . . . . . . . . . .          228,587            235,463
      Capitalized taxes, employee benefits and removal costs  . . . . . . . .          110,065            111,660
      Gain on sale of cable television subsidiary   . . . . . . . . . . . . .          227,515
      Other     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          150,275            121,235
                                                                                    ----------         ----------
           Total deferred tax liabilities . . . . . . . . . . . . . . . . . .        2,308,043          2,012,139
                                                                                    ----------         ----------

                 Accumulated deferred income taxes - net  . . . . . . . . . .       $2,067,246         $1,763,230
                                                                                    ==========         ==========

  See Note 13 for income taxes related to discontinued operations.

(11)     COMMITMENTS AND CONTINGENCIES

  (a) HL&P COMMITMENTS. HL&P has various commitments for capital expenditures, fuel, purchased power, cooling water and operating leases. Commitments in connection with HL&P's capital program are generally revocable by HL&P subject to reimbursement to manufacturers for expenditures incurred or other cancellation penalties. HL&P's other commitments have various quantity requirements and durations. However, if these requirements could not be met, various alternatives are available to mitigate the cost associated with the contracts' commitments.

  (b)    FUEL AND PURCHASED POWER.   HL&P is a party to several long-term coal,
         lignite and natural gas contracts which have various quantity requirements and durations. Minimum payment obligations for coal and transportation agreements are approximately $175 million in 1996, $178 million in 1997 and $184 million in 1998. Additionally, minimum payment obligations for lignite mining and lease agreements are approximately $5 million for 1996, $8 million for 1997 and $9 million for 1998. Collectively, the fixed price gas supply contracts, which expire in 1997, could amount to 11 percent of HL&P's annual natural gas requirements for 1996 and 7 percent for 1997. Minimum payment obligations for both natural gas purchase and storage contracts are approximately $57 million in 1996, $38 million in 1997 and $9 million in 1998.

         HL&P also has commitments to purchase firm capacity from cogenerators of approximately $22 million in each of the years 1996 through 1998. Utility Commission rules currently allow recovery of these costs through HL&P's base rates for electric service and additionally authorize HL&P to charge or credit customers through a purchased power cost recovery factor for any variation in actual purchased power costs from the cost utilized to determine its base rates. In the event that the Utility Commission, at some future date, does not allow recovery through rates of any amount of purchased power payments, the two principal firm capacity contracts contain provisions allowing HL&P to suspend or reduce payments and seek repayment for amounts disallowed.





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
  (c) OTHER. HL&P's service area is heavily dependent on oil, gas, refined products, petrochemicals and related businesses. Significant adverse events affecting these industries would negatively affect the revenues of the Company and HL&P. For information regarding contingencies relating to the South Texas Project, see Note 2 above. The Company and HL&P are involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business, some of which involve substantial amounts.

(12)     ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount and estimated fair value of the Company's financial instruments are as follows:

                                                                               December 31,
                                                        ----------------------------------------------------------
                                                                    1995                          1994
                                                        ----------------------------      -------------------------
                                                          Carrying         Fair           Carrying        Fair
                                                            Amount         Value            Amount        Value
                                                        ------------   -------------     -----------  -------------
                                                                        (Thousands of Dollars)
  Financial assets:
      Cash and short-term investments . . . . . . .     $     11,779    $     11,779    $     10,443   $     10,443
      Investment in Time Warner securities  . . . .        1,027,875       1,027,875

  Financial liabilities:
      Short-term notes payable  . . . . . . . . . .            6,300           6,300         423,291        423,291
      Cumulative preferred stock of
        subsidiary (subject to mandatory
        redemption) . . . . . . . . . . . . . . . .           76,755          79,250         167,610        173,355
      Debentures  . . . . . . . . . . . . . . . . .          348,914         396,903         548,729        549,532
      Long-term debt of subsidiaries:
         Electric:
            First mortgage bonds  . . . . . . . . .        2,979,293       3,247,139       3,020,400      2,980,028
            Pollution control revenue bonds   . . .            4,426           5,000         155,247        163,736
            Other notes payable                                  981             981           1,129          1,129
         Discontinued operations:
            Senior bank debt  . . . . . . . . . . .                                          364,000        364,000
            Senior and senior subordinated
               notes  . . . . . . . . . . . . . . .                                          140,580        154,654

  The fair values of cash and short-term investments, investment in equity securities, short-term and other notes payable and bank debt are estimated to be equivalent to the carrying amounts.

  The fair values of the Company's debentures, HL&P's cumulative preferred stock subject to mandatory redemption, HL&P's first mortgage bonds, pollution control revenue bonds issued on behalf of HL&P and senior subordinated notes are estimated using rates currently available for securities with similar terms and remaining maturities.

(13)  CABLE TELEVISION--DISCONTINUED OPERATIONS

  In July 1995, the Company completed the sale of KBLCOM, its cable television subsidiary, to Time Warner. The Company's 1995 earnings include a one-time, after-tax gain on the sale of $708 million. Effective January 1, 1995, the operations of KBLCOM were accounted for as discontinued and prior periods were restated for consistency in reflecting KBLCOM as a discontinued operation.


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